-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT OF APPROXIMATELY $7.3MILLION
IN IMPLIANT

Tel Aviv, December 29, 2004 — Elron Electronic Industries Ltd. (NASDAQ: ELRN) today announced that it has completed a new investment of approximately $7.3 million in Impliant, Inc. as part of a financing round of approximately $18 million from new and existing investors. Impliant is a privately held medical device company, engaged in the commercialization of a novel posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Following the investment, Elron will hold approximately 20% of Impliant, on a fully diluted basis. Elron also holds a 14% ownership interest in Innomed Ventures, a venture fund which is also invested in Impliant.

Doron Birger, Elron’s President & CEO said: “We are excited about our new investment in Impliant and believe that Impliant’s innovative technology, supported by its experienced management and substantial resources, will become one of the leading spine related motion preservation technologies”.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials.

For further information, visit http://www.elron.com

      Contact:Tal Raz
      Elron Electronic Industries Ltd.
      Tel. 972-3-6075555
      raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.